Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2023 and 2022

Expressed in US Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"George Salamis" (signed)	"Andrée St-Germain" (signed)
George Salamis, Executive Chair	Andrée St-Germain, CFO

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three-Month Periods Ended

March 31, 2023 and 2022

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	March 31, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents (Note 5)	$8,880,374	$15,919,518
Receivables and prepaid expenses (Note 6)	944,515	1,074,370
Share subscription receipts - funds held in trust (Note 6)	25,862,706	-
Deferred share issue costs - financing (Note 6)	691,665	-
Deferred transaction costs - merger (Note 6)	605,887	-
Total Current Assets	36,985,147	16,993,888

Long-Term Deposits (Note 6)	37,241	37,228
Restricted Cash (Note 7)	46,192	46,001
Property, Plant and Equipment (Note 8)	2,158,284	2,216,487
Right-of-Use Assets (Note 9)	864,149	824,023
Exploration and Evaluation Assets (Note 10)	42,702,051	40,801,924
Deferred Transaction Costs - Convertible Debt (Note 11)	561,074	502,686
Total Assets	$83,354,138	$61,422,237

Liabilities

Current Liabilities
Trade and other payables (Note 13)	$3,351,838	$2,633,911
Current lease liability (Note 9)	290,687	231,526
Current equipment financing liability (Note 14)	220,634	216,898
Convertible debt facility - liability component (Note 15)	8,808,282	8,463,214
Convertible debt facility - derivative component (Note 15)	960,000	1,585,000
Share subscription receipts (Note 6)	25,862,706	-
Current reclamation and remediation liability (Note 17)	1,623,564	1,623,564
Due to related parties (Note 12)	790,102	636,555
Total Current Liabilities	41,907,813	15,390,668

Long-Term Lease Liability (Note 9)	630,912	622,795
Long-Term Equipment Financing Liability (Note 14)	121,483	178,062
Reclamation and Remediation Liability (Note 17)	25,741,955	23,907,547
Total Liabilities	68,402,163	40,099,072

Shareholders' Equity

Share Capital (Note 18)	125,180,818	125,079,150
Reserves (Note 18)	8,652,582	8,364,642
Accumulated Other Comprehensive Income	7,841,036	7,958,603
Accumulated Deficit	(126,722,461)	(120,079,230)
Total Equity	14,951,975	21,323,165
Total Liabilities and Equity	$83,354,138	$61,422,237

Nature of Operations (Note 1); Commitments (Note 16); Subsequent event (Note 20)

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 12, 2023. They are signed on the Company's behalf by:

"Stephen de Jong" , Lead Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in US Dollars)

	Three-Month Periods Ended March 31,
	2023	2022
Operating Expenses

General and Administrative Expenses
Depreciation - property, plant and equipment (Note 8)	$(140,383)	$(136,115)
Depreciation - right-of-use assets (Note 9)	(91,743)	(119,674)
Compensation and benefits	(725,997)	(679,650)
Corporate development and marketing	(88,055)	(79,248)
Office and site administration expenses	(405,428)	(328,420)
Professional fees	(129,654)	(100,131)
Regulatory fees	(60,644)	(82,017)
Stock-based compensation (Note 18)	(287,940)	(478,331)
Total General and Administration Expenses	(1,929,844)	(2,003,586)
Exploration and Evaluation Expenses (Note 10)	(4,877,598)	(3,445,037)
Operating Loss	(6,807,442)	(5,448,623)

Other Income (Expense)

Interest income	121,730	3,702
Rent income - sublease (Note 9)	28,095	20,139
Interest expenses - leases (Note 9)	(21,737)	(14,776)
Interest expenses - equipment financing (Note 14)	(6,391)	(9,880)
Interest expense - convertible debt (Note 15)	(223,525)	-
Accretion expense - convertible debt (Note 15)	(129,856)	-
Accretion expenses - reclamation (Note 17)	(251,021)	(214,091)
Change in fair value of derivatives (Note 15)	626,289	-
Foreign exchange income (loss)	20,627	(123,305)
Total Other Income (Expense)	164,211	(338,211)

Net Loss	(6,643,231)	(5,786,834)

Other Comprehensive Income (Loss)

Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	(117,567)	(1,664,518)
Presentation currency translation difference	101,668	1,792,137
Other Comprehensive Income (Loss)	(15,899)	127,619
Comprehensive Loss	$(6,659,130)	$(5,659,215)

Net Loss Per Share
- basic and diluted (Note 19)	$(0.08)	$(0.09)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 19)	79,764	62,285

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
 (Expressed in US Dollars, except share numbers)

	Share Capital		Reserves
					Accumulated
			Equity		Other
	Number of		Incentive		Comprehensive
	Shares	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at December 31, 2021	62,170,212	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003
Share issued for cash - ATM (Note 18)	427,997	674,016	-	-	-	-	674,016
Share issue cost - cash	-	(82,815)	-	-	-	-	(82,815)
Share-based-payments - equity incentive
awards	-	-	478,331	-	-	-	478,331
RSU vested - cash redemption	-	-	(2,501)	-	-	-	(2,501)
Presentation currency translation difference	-	1,792,137	-	-	-	-	1,792,137
Other comprehensive loss	-	-	-	-	(1,664,518)	-	(1,664,518)
Net loss	-	-	-	-	-	(5,786,834)	(5,786,834)
Balance at March 31, 2022	62,598,209	$124,393,366	$6,875,309	$724,874	$(1,451,687)	$(106,059,043)	$24,482,819

Balance at December 31, 2022	79,763,689	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165
Share-based-payments - equity incentive
awards	-	-	287,940	-	-	-	287,940
Presentation currency translation difference	-	101,668	-	-	-	-	101,668
Other comprehensive loss	-	-	-	-	(117,567)	-	(117,567)
Net loss	-	-	-	-	-	(6,643,231)	(6,643,231)
Balance at March 31, 2023	79,763,689	$125,180,818	$7,927,708	$724,874	$7,841,036	$(126,722,461)	$14,951,975

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
 (Expressed in US Dollars)

	Three-Month Periods Ended March 31,
	2023	2022
Operations
Net loss	$(6,643,231)	$(5,786,834)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 8)	140,383	136,115
Depreciation - right-of-use assets (Note 9)	91,743	119,674
Lease interest expenses (Note 9)	21,737	14,776
Convertible debt facility - accretion (Note 15)	129,856	-
Deferred transaction costs - convertible debt (Note 15)	(58,388)	-
Convertible debt facility - interest (Note 15)	223,525	-
Change in fair value of derivatives (Note 15)	(625,000)	-
Reclamation accretion expenses (Note 17)	251,021	214,091
Reclamation expenditures (Note 17)	(244,765)	(348,536)
Unrealized foreign exchange (income) loss	(14,850)	133,387
Share-based payment (Note 18)	287,940	478,331
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	(273,338)	(10,266)
Lease liabilities	2,659	(20,158)
Trade and other payables	482,333	(149,470)
Due to related parties	153,547	(425,685)
Cash flow used in operating activities	(6,074,828)	(5,644,575)

Investing

Additions to property, plant and equipment	(80,309)	(32,542)
Long-term investments (Note 7)	(177)	(6)
Deferred transaction costs - merger (Note 6)	(160,978)	-
Property acquisition costs (Note 10)	(73,800)	(62,350)
Cash flow used in investing activities	(315,264)	(94,898)

Financing

Issuance of common shares - ATM & financing (Note 18)	-	674,016
Issuance of common shares - cash received from exercise of	-	(2,501)
options and used in RSU redemption (Note 18)
Share issue costs	(65,000)	(40,599)
Lease principal payments and adjustments (Note 9)	(89,674)	(108,976)
Equipment financing principal payments (Note 14)	(52,843)	(49,354)
Convertible debt facility - transaction costs (Note 15)	52,408	-
Deferred share issue costs - financing (Note 6)	(493,943)	-
Cash flow provided by (used in) financing activities	(649,052)	472,586
Decrease in cash and cash equivalents	(7,039,144)	(5,266,887)
Cash and cash equivalents at beginning of period	15,919,518	14,337,078
Cash and cash equivalents at end of period	$8,880,374	$9,070,191

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

Integra is a development stage company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits
("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in southwestern Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

The Company announced on February 27, 2023 that it had entered into an arm's length definitive agreement dated February 26, 2023 for an at-market merger with Millennial Precious Metals Corp ("Millennial") pursuant to which Integra and Millennial have agreed to combine their respective companies by way of a court-approved plan of arrangement (the "Transaction" or the "Merger"). Under the terms of the Transaction, Millennial shareholders will receive 0.23 of a common share of Integra for each Millennial common share held. Existing shareholders of Integra and Millennial will own approximately 65% and 35%, respectively, of the outstanding Integra's shares on the closing of the Transaction (but prior to the completion of the equity financing). The Transaction was approved by Millennial's shareholders on April 26, 2023 and closed on May 4, 2023 (see Notes 18 and 20 for more details).

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on May 12, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2022 audited consolidated annual financial statements.

Basis of Consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company.  All intercompany balances and transactions are eliminated upon consolidation.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar ("CAD").  The functional currency of the Company's two US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial  position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

2.3 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been no material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2022.

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the early adopted IAS 1 Amendments even though the maturity of the loan is in 2025. This classification meaningfully impacts the Company's working capital.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

3. CAPITAL MANAGEMENT (continued)

The Company's working capital deficit, including the convertible debt liability as of March 31, 2023 was $4,922,666 (December 31, 2022 - working capital $1,603,220). The Company's working capital, excluding the convertible debt liability as of March 31, 2023 was $ 4,845,616 (December 31, 2022 - working capital $11,651,434).  The financings closed subsequently to the quarter, and C$34,140,973 (US$25,166,573) in net proceeds were released from escrow on May 4, 2023 (see note 20 for details), and meaningfully increasing the Company's working capital.

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three-month period ended March 31, 2023.

4. FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment
Share subscription receipts – funds held in trust	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - host liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost
Share subscription receipts	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at March 31, 2023 and December 31, 2022:

	Level	March 31, 2023	December 31, 2022
FINANCIAL ASSETS:

Cash and cash equivalents	1	$8,880,374	$15,919,518

	Level	March 31, 2023	December 31, 2022
FINANCIAL LIABILITIES:

Convertible debt facility - derivative component	3	$960,000	$1,585,000

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Lease liability, non-derivative host liability of the convertible debt and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease or financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. These liabilities are subsequently recorded at amortized cost using effective interest method. For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The non-derivative host liability related to the convertible debt facility is initially measured at fair value and is carried at amortized cost using the effective interest rate method. That liability is accreted to the face value over the loan term.  The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and other financial institutions, and therefore the risk of loss is minimal.

b. Receivables and restricted cash - these financial assets are immaterial and therefore the risk of loss is minimal.

c. Share subscription receipts - funds held in trust - these funds are held in trust on behalf of the Company and were released upon the Merger close (see Note 20).

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates. Management considers this risk immaterial.

b. Share Price Risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US dollars and its convertible debt facility is denominated in the US dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

c. Foreign Exchange Risk (continued)

During the three-month period ended March 31, 2023, the Company recognized a net foreign exchange income of $20,627. Based on the Company's net foreign currency exposure at March 31, 2023, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At March 31, 2023	Possible exposure*	Impact on net loss	Impact on net loss
US dollar	+/-5%	$782,085	$(782,085)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

The balance at March 31, 2023 consists of $3,564,716 in cash and $5,315,658 held in short-term investments (December 31, 2022 - $2,662,316 in cash and $13,257,202 in short-term investments) on deposit with major Canadian and US banks and other financial institutions.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 4.40% and 4.55%. As of March 31, 2023, the Company held approximately 94% (December 31, 2022 - 97%) of its cash and short-term investments in US dollars.

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND OTHER CURRENT ASSETS

Receivables, Prepaid Expenses and Deposits

Receivables and Prepaid Expenses As at	March 31, 2023	December 31, 2022
Receivables	$83,369	$98,138
Prepaid expenses	861,146	976,232
Total Receivables and Prepaid Expenses	$944,515	$1,074,370

Long-Term Deposits As at	March 31, 2023	December 31, 2022
Long-term security deposits*	$37,241	$37,228
Total Long-Term Deposits	$37,241	$37,228

*Long-term security deposits include security deposit for Boise office lease, equipment rental and the campground lease.

At March 31, 2023 and December 31, 2022, the Company anticipates full recovery or full utilization of these amounts and therefore no impairment has been recorded against these receivables, prepaid expenses, and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at March 31, 2023 and December 31, 2022.

Other Current Assets

Share Subscription Receipts - Funds Held in Trust, Deferred Share Issue Costs - Financing, and Deferred Transaction Costs - Merger

Other Current Assets	March 31, 2023	December 31, 2022
Share subscription receipts - funds held in trust	$25,862,706	$-
Deferred share issue costs - financing	691,665	-
Deferred transaction costs - merger	605,887	-

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND OTHER CURRENT ASSETS (continued)

Other Current Assets (continued)

Share Subscription Receipts - Funds Held in Trust, Deferred Share Issue Costs - Financing, and Deferred Transaction Costs - Merger (continued)

The Company announced on February 27, 2023 that it has entered into an arm's length definitive agreement dated February 26, 2023 for an at-market merger with Millennial Precious Metals Corp ("Millennial") pursuant to which Integra and Millennial have agreed to combine their respective companies by way of a court-approved plan of arrangement (the "Transaction" or "Merger").

The Company announced on February 27, 2023 a bought deal private placement of CAD$24.5million (US$18.1million) at CAD$0.70 (US$0.51) per subscription receipt (the "Issue Price"). The financing closed on March 16, 2023, and 35,000,000 subscription receipts were issued. The Company announced on February 27, 2023 a non-brokered private placement of CAD$10.5 million (US$7.8million) with Wheaton Precious Metals ("Wheaton") at CAD$0.70 (US$0.51) per subscription receipt. The financing closed on March 16, 2023, and 15,000,000 subscription receipts were issued to Wheaton.

As a results of the two financings described above, the Company issued a total of 50,000,000 subscription receipts, for total gross proceeds of CAD$35,000,000 (US$25,862,706). This amount wasn't disclosed in the unaudited interim condensed consolidated statements of cash flow, as those funds were held in trust and weren’t available to the Company as of March 31, 2023. These funds are held in trust on behalf of the Company and are to be released upon the Merger close. As a result, US$25,862,706 is included in the unaudited interim condensed consolidated statements of financial position, under "share subscription receipts - funds held in trust". According to the subscription receipt agreement, those funds would be returned to the investors if the Merger does not close. As a result, this amount is also included in the unaudited interim condensed consolidated statements of financial position under the "share subscription receipts".

The Company incurred $691,665 for the share issue costs, related to the financings, included in the unaudited interim condensed consolidated statements of financial position, under the "deferred share issue costs - financing". That amount will be reclassified to the equity upon the Merger close. Otherwise, it will be expensed.

The Company incurred $605,887 in transaction costs related to the Merger, included in the unaudited interim condensed consolidated statements of financial position, under the "deferred transaction costs - merger". That amount will be transferred to the cost basis of the purchased asset if the Merger closes. Otherwise, it will be expensed.

The Merger closed on May 4, 2023 (see Note 20)

7. RESTRICTED CASH

The Company's restricted cash at March 31, 2023 consists of $46,192 (December 31, 2022 - $46,001), in credit card security deposits.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2021	242,254	43,238	219,266	1,443,039	1,648,542	3,596,339
Additions (adjustments)	1,952	1,679	76,419	19,510	34,601	134,161
Translation difference	(4,343)	(2,412)	-	(3,613)	-	(10,368)
Balance at December 31, 2022	239,863	42,505	295,685	1,458,936	1,683,143	3,720,132
Additions (adjustments)	4,140	-	36,599	-	39,570	80,309
Translation difference	53	31	-	44	-	128
Balance at March 31, 2023	$244,056	$42,536	$332,284	$1,458,980	$1,722,713	$3,800,569

Accumulated Depreciation
Balance at December 31, 2021	(178,703)	(31,412)	(82,157)	(149,500)	(522,740)	(964,512)
Depreciation	(35,068)	(8,161)	(56,530)	(114,957)	(330,269)	(544,985)
Translation difference	3,569	1,769	-	514	-	5,852
Balance at December 31, 2022	(210,202)	(37,804)	(138,687)	(263,943)	(853,009)	(1,503,645)
Depreciation	(6,292)	(1,246)	(18,177)	(29,432)	(83,409)	(138,556)
Translation difference	(48)	(27)	-	(9)	-	(84)
Balance at March 31, 2023	$(216,542)	$(39,077)	$(156,864)	$(293,384)	$(936,418)	$(1,642,285)

Carrying amounts

December 31, 2021	$63,551	$11,826	$137,109	$1,293,539	$1,125,802	$2,631,827
December 31, 2022	$29,661	$4,701	$156,998	$1,194,993	$830,134	$2,216,487
March 31, 2023	$27,514	$3,459	$175,420	$1,165,596	$786,295	$2,158,284

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

A summary of the changes in right-of-use assets for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

Right-of-Use Assets	Head office (5-year term)	Vehicles (3 & 4-year term)	Equipment (3-year term)	DeLamar office (3.7 and 1- year terms)	Total
Balance, December 31, 2021	205,240	290,690	38,310	225,471	759,711
Additions (change of estimate)	522,797	(38,928)	-	-	483,869
Depreciation	(122,817)	(140,214)	(38,310)	(105,093)	(406,434)
Translation differences	(13,123)	-	-	-	(13,123)
Balance, December 31, 2022	592,097	111,548	-	120,378	824,023
Additions (change of estimate)	-	52,928	-	66,549	119,477
Depreciation	(29,143)	(34,175)	-	(16,514)	(79,832)
Translation differences	481	-	-	-	481
Balance, March 31, 2023	$563,435	$130,301	$-	$170,413	$864,149

A summary of the changes in lease liabilities for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

Lease Liabilities	Head office	Vehicles	Equipment	DeLamar office	Total
Balance, December 31, 2021	270,940	282,503	41,707	245,575	840,725
Short-term lease liability at initial recognition (change of estimate)	100,510	-	-	-	100,510
Long-term lease liability at initial recognition (change of estimate)	530,412	-	-	-	530,412
Payments - principal portion	(157,736)	(131,550)	(40,198)	(106,778)	(436,262)
Adjustments (rent adjustments & final payment reconciliations)	(117,879)	(41,508)	(1,509)	(2,845)	(163,741)
Translation differences	(17,323)	-	-	-	(17,323)
Balance, December 31, 2022	608,924	109,445	-	135,952	854,321
Short-term lease liability at initial recognition (change of estimate)	-	17,643	-	74,359	92,002
Long-term lease liability at initial recognition (change of estimate)	-	35,285	-	29,170	64,455
Payments - principal portion	4,486	(32,376)	-	(33,600)	(61,490)
Adjustments (rent adjustments & final payment reconciliations)	-	216	-	(28,400)	(28,184)
Translation differences	495	-	-	-	495
Balance, March 31, 2023	$613,905	$130,213	$-	$177,481	$921,599

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Integra renewed its head office lease agreement on August 18, 2022, extending the lease term from January 31, 2023 to January 31, 2028. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed accordingly and replaced by the new right-of-use asset and lease liability amounts.

DeLamar renewed its Boise office lease agreement on March 1, 2023, extending the lease term from July 31, 2023 to July 30, 2024. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed accordingly and replaced by the new right-of-use asset and lease liability amounts.

Right-of-use assets are initially measured at cost, which comprise the initial amount of lease liabilities, adjusted for lease prepayments, lease incentive received, lease initial direct costs, and an estimate of restoration, removal, and dismantling costs. Those right-of-use assets are depreciated on a straight-line basis, over the lease terms.

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease terms, using the effective interest method for the present value determination. When the rate implicit in the lease cannot be readily determined, the Company applied an estimated incremental borrowing rate. The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2022	231,526	622,795	854,321
Balance, March 31, 2023	$290,687	$630,912	$921,599

Lease interest expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

Lease Interest expenses
Balance, March 31, 2022	$14,776
Balance, March 31, 2023	$21,737

The Company subleased a portion of its head office to four companies for a rent income of $28,095, in the current three-month period ended March 31, 2023 (March 31, 2022 - $20,139). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the three-month period ended March 31, 2023, the Company expensed $39,082 (March 31, 2022 - $33,057) related to these operating leases.  The Company's short-term lease commitment as of March 31, 2023 was $69,162 (December 31, 2022 - $30,461).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south-western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.0mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The Triple Flag royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Triple Flag receiving total cumulative royalty payments of $7.4mm (CAD$10mm).

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), now a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Gold Royalty Corp.Under the option agreement, Integra paid Nevada Select $200,000 over a period of four years in annual payments.

Integra made the final option payment of $70,000 in December 2022. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2021	$56,491,140
Land acquisitions/option payments	90,000
Legal	14,987
Reclamation adjustment*	(15,864,249)
Depreciation**	(7,404)
Total	40,724,474
Advance minimum royalty (Note 16)	77,450
Balance at December 31, 2022	40,801,924
Land acquisitions/option payments	15,000
Legal	11,450
Reclamation adjustment*	1,828,152
Depreciation**	(1,825)
Total	42,654,701
Advance minimum royalty (Note 16)	47,350
Balance at March 31, 2023	$42,702,051

      *Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 17.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

The Company spent $4,877,598 in exploration and evaluation activities during the three-month period ended March 31, 2023 (March 31, 2022 - $3,445,037).

The following tables outline the Company's exploration and evaluation expense summary for the three-month periods ended March 31, 2023 and 2022:

Exploration and Evaluation Expense Summary:

March 31, 2023	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,005,085	$481,660	$-	$-	$-	$1,486,745
Contract condemnation drilling	-	-	-	-	123,034	123,034
Contract geotech drilling	-	-	-	-	231,340	231,340
Exploration drilling - other drilling labour & related costs	500,224	184,616	-	-	-	684,840
Condemnation drilling - other	-	-	-	-	41,260	41,260
drilling labour & related costs
Other exploration expenses*	19,100	-	-	-	235,678	254,778
Other development expenses**	-	-	-	-	549,084	549,084
Land***	84,853	12,886	1,656	20,946	13,617	133,958
Permitting	-	-	-	-	927,960	927,960
Metallurgical test work	52,098	2,234	-	18,037	-	72,369
Technical reports and engineering	-	-	-	-	286,637	286,637
Community engagement	-	-	-	-	85,593	85,593
Total	$1,661,360	$681,396	$1,656	$38,983	$2,494,203	$4,877,598

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

March 31, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$489,656	$-	$-	$-	$-	$489,656
Contract metallurgical drilling	199,355	-	-	-	-	199,355
Exploration drilling - other drilling labour & related costs	417,400	11,606	576	-	-	429,582
Metallurgical drilling - other drilling labour & related costs	100,628	-	-	-	-	100,628
Other exploration expenses*	-	11,159	-	-	266,108	277,267
Other development expenses**	-	-	-	-	450,736	450,736
Land***	85,385	10,294	1,656	20,946	6,692	124,973
Permitting	-	-	-	-	700,327	700,327
Metallurgical test work	124,113	12,411	-	-	-	136,524
Technical reports and studies	-	-	-	-	475,224	475,224
Community engagement	-	-	-	-	60,765	60,765
Total	$1,416,537	$45,470	$2,232	$20,946	$1,959,852	$3,445,037

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

11. DEFERRED TRANSACTION COSTS - CONVERTIBLE DEBT

Fees paid to establish the convertible debt facility (see Note 15) are recognized as transaction costs. These costs include fees such as commitment fees, advisory, legal, and technical due diligence fees. Management determined that the transaction costs are all attributable to the initial advance and subsequent advances and as a result, decided to allocate the transaction costs exclusively to the non-derivative financial liability host.

Management determined that subsequent advances are probable, so transaction costs related to subsequent advance are deferred as an asset. Transaction costs solely related to the initial advance are included in full in the host's initial measurement. Transaction costs related to both the initial advance and the subsequent advances are allocated on a pro-rata basis. As a result, 50% of the costs are included in the host's initial measurement (included in the effective interest rate calculation on the residual financial liability) and the other 50% is deferred as an asset (included in the unaudited interim condensed consolidated statements of financial position, under the non-current asset line "deferred transaction costs - convertible debt") and will be deducted from the liability pro-rata subsequent advances when such advances are drawn. If management assess that subsequent advances are no longer probable, those transaction costs would be expensed on a straight-line basis over the remaining loan term.

Standby fees (see Note 15) related to the undrawn portion of the convertible debt facility are also included in the deferred transaction costs.

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As March 31, 2023, $790,102 (December 31, 2022 - $636,555) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of March 31, 2023 were $6,041 (December 31, 2022 - $18,843) and was recorded in receivables.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the three-month periods ended March 31, 2023 and 2022 were as follows:

	March 31, 2023	March 31, 2022
Short-term benefits*	$443,389	$456,814
Associate companies**	3,113	(5,301)
Stock-based compensation	194,439	310,771
Total	$640,941	$762,284

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current three-month period ended March 31, 2023, the Company issued 51,122 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the three-month period ended March 31, 2022, the Company issued 21,922 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

13. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is 30 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

The following is a breakdown of the trade and other payables:

As at	March 31, 2023	December 31, 2022
Total Accounts Payable	$2,069,516	$2,053,426
Accrued Liabilities	1,282,322	580,485
Total Trade and Other Payables	$3,351,838	$2,633,911

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

13. TRADE AND OTHER PAYABLES (continued)

Accrued liabilities at March 31, 2023 and December 31, 2022, include mostly accruals for project exploration and development expenditures, payroll, bonus, vacation, professional services, and office expenses.

14. EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

During the second quarter of 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the 2021 financing. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

A summary of the changes in the equipment financing liability for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

Equipment Financing Liability
Balance, December 31, 2021	$597,537
Principal payments	(202,577)
Balance, December 31, 2022	394,960
Principal payments	(52,843)
Balance, March 31, 2023	$342,117

Carrying equipment financing liability amounts are as follows:

	March 31, 2023	December 31, 2022
Current equipment financing liability	$220,634	$216,898
Long-term equipment financing liability	121,483	178,062
Total equipment financing liability	$342,117	$394,960

Equipment financing interest expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

Equipment Financing Interest Expenses
Balance, March 31, 2022	$9,880
Balance, March 31, 2023	$6,391

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions (no default, event of default, or material adverse effect shall have occurred or be continuing, receipt of conditional exchange approval of the subsequent advance conversion price and the common shares issuable upon the conversion of such subsequent advance, lender satisfaction with all material authorizations, leases and licenses for the current stage of the DeLamar project and, in the case of a subsequent advance, with filing of the Plan of Operations for the DeLamar project, an amount of unrestricted cash of the loan parties is at all times a minimum of USD $2 million). The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.

    The Company's Convertible Facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability was initially recorded at residual value and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. All accretion was expensed to the statement of income (loss) and comprehensive income (loss).

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.  At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statement of operations and comprehensive loss. The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

The Company early adopted IAS 1 amendments and classified the debt host as a "current" liability, as required by these amendments.

The Company is required to pay standby fees, of 2% (annual rate), calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs (see Note 11).

The Convertible Facility bears interest at 8.75% per annum. Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares.

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a onetime right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance CAD$1.22  b)  for the subsequent advance conversion price (equal to the higher of a) closing price on the trading day immediately prior to the date of the advance or b) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

A summary of the changes in the convertible facility for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2021	$-	$-	$-
Fair value at initial recognition on August 4, 2022	8,381,000	1,619,000	10,000,000
Transaction costs amortization	(472,221)	-	(472,221)
Interest expense accrual	360,205	-	360,205
Accretion	194,230	-	194,230
Change in fair value of derivatives	-	(34,000)	(34,000)
Balance, December 31, 2022	8,463,214	1,585,000	10,048,214
Transaction costs amortization	(8,313)		(8,313)
Interest expense accrual	223,525		223,525
Accretion	129,856		129,856
Change in fair value of derivatives	-	(625,000)	(625,000)
Balance, March 31, 2023	$8,808,282	$960,000	$9,768,282

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at December 31, 2022 were as follows:

Maturity date:	August 4, 2025
Risk-free rate:	4.24% - 4.29% (three years)
Exchange rate (USD$ to CAD$):	1.3544
Share price:	$0.63 (Integra's December 30, 2022 closing share price)
Expected volatility:	53.4%
Dividend yield:	%Nil
Annual interest rate:	8.75%
Conversion price:	$0.90077 (CAD$1.22) per share
Conversion price cap:	$1.37817
Credit spread:	13.94%

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at March 31, 2023 as follows:

Maturity date:	August 4, 2025
Risk-free rate:	4.74% - 3.97% (three years)
Exchange rate (USD$ to CAD$):	1.3533
Share price:	$0.53 (Integra's March 31, 2023 closing share price)
Expected volatility:	54.0%
Dividend yield:	%Nil
Annual interest rate:	8.75%
Conversion price:	$0.90150 (CAD$1.22) per share
Conversion price cap:	$1.35225
Credit spread:	13.54%

In connection with the closing of the Merger with Millennial (see Note 20), the convertible loan agreement with Beedie Capital dated July 28, 2022 will be amended to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, will be loan parties and provide guarantees and security for the obligations under the loan agreement. In addition, conditional on the closing of the Merger, the loan agreement will be amended to, among other things, modify the conversion price on the initial advance from C$1.22 to C$0.945 and to increase the effective interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of CAD$10 million (US$7.4 million).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is expected to total $92,450 for 2023 (December 31, 2022 - $77,450), of which $47,350 was paid in the current three-month period ended March 31, 2023.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments is expected to total $320,929 for 2023 (December 31, 2022 - $383,669), of which $93,377 was paid in the current three-month period ended March 31, 2023.

The Company's obligation for BLM claim fees is expected to total $192,225 for 2023 (December 31, 2022 - $192,225), of which $Nil was paid in the current three-month period ended March 31, 2023.

17. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2022, the Company reviewed and revised some of its December 31, 2021 assumptions and estimates. The discount rate assumption changed in 2022, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.90% to 3.97% in the current period, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2023, as short-term inflation had already been factored in the 2023 cost estimates, 2.5% for 2024 and 2.0% for the following years.  Market premium risk and future costs assumptions did not require adjustments.

For the three-month period ended March 31, 2023, the Company reviewed and revised some of its December 31, 2022 assumptions and estimates. The discount rate assumption changed in 2023, as it is based on the US Treasury rate. As a result, the discount rate decreased from 3.97% to 3.67% in the current period, which increased the present value of the reclamation liability. The inflation rates have not been revised.  Market premium risk and future costs assumptions did not require adjustments.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

The following table details the changes in the reclamation and remediation liability.

Water Treatment, General Site Maintenance and Environmental Monitoring	$
Liability balance at December 31, 2021	41,466,250
Reclamation spending	(1,084,475)
Accretion expenses	1,013,585
Reclamation adjustment	(15,864,249)
Liability balance at December 31, 2022	25,531,111
Reclamation spending	(244,765)
Accretion expenses	251,021
Reclamation adjustment	1,828,152
Balance at March 31, 2023	27,365,519

	March 31, 2023	December 31, 2022
Current reclamation and remediation liability	$1,623,564	$1,623,564
Non-current reclamation and remediation liability	25,741,955	23,907,547
Total reclamation and remediation liability	$27,365,519	$25,531,111

As at March 31, 2023, the current portion of the reclamation and remediation obligation of $1,623,564 represents the total water treatment, general site maintenance and environmental monitoring costs estimated to be incurred from January 1, 2023 - December 31, 2023. The Company has spent $244,765 in the current three-month period ended March 31, 2023.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of March 31, 2023 amount to $4.1mm.

Reclamation and Remediation Bonds	March 31, 2023	December 31, 2022
Idaho Department of Lands	3,375,978	2,918,829
Idaho Department of Environmental Quality	100,000	100,000
Bureau of Land Management - Idaho State Office	631,400	631,400
Total	$4,107,378	$3,650,229

The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. No cash collateral is required.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL

Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.  As at March 31, 2023, the number of total issued and outstanding common shares is 79,763,689 (December 31, 2022 - 79,763,689).

Activities during the three-month period ended March 31, 2023

The Company issued 50,000,000 subscription receipts in connection to its March 2023 brokered and non-brokered financings. The release conditions of the subscription receipts were only met on May 5, 2023, hence no shares were issued as of March 31, 2023 (see Note 20).

Activities during the year ended December 31, 2022

At the Market ("ATM") Sales

In the first quarter of 2022, the Company sold 427,997 shares under its ATM at an average price of $1.57 for gross proceeds of $674,016 and paid 2.75% brokers' fee in commission.

In the third quarter of 2022, the Company sold 340,058 shares under its ATM at an average price of $0.66 for gross proceeds of $224,678 and paid 2.75% brokers' fee in commission.

Equity Financings

On August 4, 2022, the Company completed a public bought deal of 16,666,667 common shares with a syndicate of underwriters, at an issue price of $0.66 per share for aggregate gross proceeds of $11,000,000. The Company paid $400,004 in brokers' fee and $367,521 for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Equity Incentives

In January 2022, the Company approved a cash redemption of 1,371 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2022, the Company approved a cash redemption of 3,000 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2022, the Company issued 158,755 shares related to its RSU December 15, 2020 and December 16, 2021 grants.

In December 2022, the Company approved cash redemption of 47,496 vested RSUs, and as a result, no shares have been issued for these RSUs.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at March 31, 2023, the Company had 2,186,593 (December 31, 2022 - 3,062,794) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Stock Options

A summary of the changes in stock options for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Options	March 31, 2023 Weighted Average Exercise Price	Options	December 31, 2022 Weighted Average Exercise Price
Outstanding at the beginning of period	3,696,933	$2.14	5,093,283	$2.11
Granted	479,760	0.65	75,250	0.64
Forfeited/Expired (vested)	(190,000)	2.45	(1,471,600)	1.96
Outstanding at the end of period	3,986,693	$1.95	3,696,933	$2.14

The following table provides additional information about outstanding stock options as March 31, 2023:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	60,000		$1.68	60,000	August 29, 2023
	40,000		$1.65	40,000	September 10, 2023
	731,400		$1.51	731,400	November 23, 2023
	100,000		$1.50	100,000	December 13, 2023
	40,000		$1.64	40,000	January 11, 2024
	50,000		$1.62	50,000	January 16, 2024
	100,000		$2.47	100,000	September 16, 2024
	1,370,567		$2.18	1,370,567	December 17, 2024
	80,000		$1.40	80,000	March 16, 2025
	40,000		$3.39	26,667	September 22, 2025
	40,000		$3.33	26,667	October 5, 2025
	288,206		$3.70	221,304	December 15, 2025
	100,000		$3.38	100,000	February 24, 2026
	391,510		$2.04	174,504	December 16, 2026
	75,250		$0.64	-	December 15, 2027
	479,760		$0.65	55,002	January 10, 2028
Total	3,986,693	2.18	$1.95	3,176,111

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the three-month periods ended March 31, 2023 and 2022 is set out below:

	March 31, 2023	March 31, 2022
Balance at beginning of period	$5,902,436	$5,470,552
Share-based payments - options	70,393	123,596
Balance at the end of period	$5,972,829	$5,594,148

Total share-based payments related to the stock options included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the three-month period ended March 31, 2023 was $70,393 (March 31, 2022 - $123,596).

On January 10, 2023, the Company granted 479,760 stock options to its directors and officers, at an exercise price of $0.65 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $137,900, to be amortized over the options vesting period.

On December 15, 2022, the Company granted 75,250 options to its employees and contractors, at an exercise price of $0.64 per option, with the expiry date December 15, 2027. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $22,366, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the three-month periods ended March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
Dividend rate	0%	-
Expected annualized volatility	58.01%	-
Risk free interest rate	3.35%	-
Expected life of options	3.5 yr	-
Weighted average of strike price of options granted	$0.65	-

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan is 2,000,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Restricted Share Units (continued)

A summary of the changes in restricted share units for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2021*	730,974	$2.81
Vested - shares issued	(171,871)	$2.70
Vested - cash redemption (no shares issued)	(51,867)	$2.70
Forfeited/Expired	(30,371)	$2.16
Granted	253,251	$0.64
Outstanding, December 31, 2022**	730,116	$2.24
Forfeited/Expired (unvested)	(2,491)	$0.64
Granted	290,310	$0.66
Outstanding, March 31, 2023 **	1,017,935	$1.84

*Included in the outstanding RSUs are 18,667 vested RSUs for which the settlement has been deferred.

**Included in the outstanding RSUs are 43,667 vested RSUs for which the settlement has been deferred in 2022 and 18,667 vested RSUs for which settlement has been deferred in 2021.

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the three-month periods ended March 31, 2023 and 2022 is set out below:

	March 31, 2023	March 31, 2022
Balance at beginning of period	$898,463	$528,810
Share-based payments - RSUs	147,680	243,498
Share-based payments - RSUs vested	-	(2,501)
Balance at the end of period	$1,046,143	$769,807

Total share-based payments related to the restricted share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the three-month period ended March 31, 2023 was $147,680 (March 31, 2022 - $243,498).

On January 10, 2023, the Company granted 290,310 RSUs to its officers. The share-based payment related to these units was calculated as $188,884, to be amortized over the unit three-year vesting period.

During the year ended December 31, 2022, a total of 267,405 RSUs vested (including 43,667 RSUs for which the settlement was deferred to future years) and 30,371 RSUs were canceled.

On December 15, 2022, the Company granted 253,251 RSUs to its employees. The share-based payment related to these units was calculated as $169,318, to be amortized over the unit three-year vesting period.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 1,000,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the three-month period ended March 31, 2023 and the year ended December 31, 2022 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2021	315,668	$2.61	109,017	206,651
Granted	170,858	$0.72	-	170,858
Vested (granted in 2021)	-	$2.17	206,651	(206,651)
Outstanding, December 31, 2022	486,526	$1.89	315,668	170,858
Granted	298,622	$0.63	-	298,622
Vested (granted in Q1 2022)	-	$0.72	21,922	(21,922)
Outstanding, March 31, 2023	785,148	$1.36	337,590	447,558

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the three-month periods ended March 31, 2023 and 2022 is set out below:

	March 31, 2023	March 31, 2022
Balance at beginning of period	$838,869	$400,117
Share-based payments - DSUs	69,867	111,237
Balance at the end of period	$908,736	$511,354

Total share-based payments related to the deferred share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the three-month period ended March 31, 2023 was $69,867 (March 31, 2022 - $111,237).

In the current three-month period ended March 31, 2023, the Company issued 298,622 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $188,244, to be amortized over 12 months.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - deferred share units (continued)

In the year ended December 31, 2022, the Company issued 170,858 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $123,774, to be amortized over 12 months.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the three-month periods ended March 31, 2023 and 2022 is set out below:

	March 31, 2023	March 31, 2022
Balance at beginning of period	$7,639,768	$6,399,479
Share-based payments - options	70,393	123,596
Share-based payments - RSUs	147,680	243,498
Share-based payments - DSUs	69,867	111,237
RSUs vested	-	(2,501)
Balance at the end of period	$7,927,708	$6,875,309

Total share-based payments related to the stock options, RSUs, and DSUs included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the three-month period ended March 31, 2023 was $287,940 (March 31, 2022 - $478,331).

19. NET LOSS PER SHARE

	March 31, 2023	March 31, 2022
Net loss for the period	$(6,643,231)	$(5,786,834)
Basic weighted average numbers of share outstanding (000's)	79,764	62,285
Diluted weighted average numbers of shares outstanding (000's)	79,764	62,285
Loss per share:
Basic	$(0.08)	$(0.09)
Diluted*	$(0.08)	$(0.09)

  *Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three-Month Periods Ended March 31, 2023 and 2022 (Expressed in US Dollars)

20. SUBSEQUENT EVENTS

  Completion of the Merger with Millennial

The Company announced on May 4, 2023 the completion of its previously announced at-market merger with Millennial Precious Metals Corp (the "Transaction"). As a result of the Transaction, Millennial has become a wholly-owned subsidiary of Integra. Under the terms of the Transaction, Integra acquired all of the issued outstanding common shares of Millennial (each, a "Millennial Share"). Millennial shareholders received 0.23 of a common share of Integra (each whole share, an "Integra Share") for each Millennial Share held (the "Exchange Ratio"). In aggregate, 42,180,139 Integra Shares were issued on May 4, 2023 to former Millennial shareholders as consideration for their Millennial Shares.

  Executive Leadership and Board of Directors Changes

Integra will be led by George Salamis, as Executive Chairman; Jason Kosec, as President and Chief Executive Officer; Timothy Arnold, as Chief Operating Officer; and Andree St-Germain, as Chief Financial Officer. Jason Kosec, Sara Heston and Eric Tremblay have joined Integra's board of directors (the "Board"). The Board also includes Stephen de Jong, George Salamis, Anna Ladd-Kruger, Timo Jauristo, C.L. "Butch" Otter and Carolyn Clark Loder. David Awram has resigned from the Board and will assume the role of advisor to Integra. Integra would like to thank Mr. Awram for his years of service to Integra and looks forward to continuing to work with him as an advisor. Former Chief Geologist and director of Millennial, Ruben Padilla, will also serve as a technical advisor to Integra.

  Subscription Receipt Financing

In connection with closing of the Transaction, the escrow release conditions in respect of an aggregate of 50,000,000 subscription receipts (the "Subscription Receipts") of Integra issued on March 16, 2023 at a price of C$0.70 per Subscription Receipt (the "Subscription Receipt Financing") were satisfied and the net proceeds in the amount of approximately C$34,140,973 were released to Integra. Integra paid the brokers a commission of C$1.3mm in connection with the brokered financing.